Exhibit 12
                               Xerox Corporation
                  Computation of Ratio of Earnings to Fixed Charges

                      Nine months ended             Year ended
(In millions)            September 30,              December 31,
                         2001    2000     2000    1999    1998    1997    1996
Fixed charges:
  Interest expense     $  683  $  739  $ 1,031  $  803  $  749  $  617  $  592
  Rental expense           80      92      115     132     145     140     140
Total fixed charges
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries            763     831    1,146     935     894     757     732
Preferred stock dividends
  of subsidiaries          40      41       55      55      55      50       -
Capitalized interest        -       9        3       8       -       -       -
                       -------------------------------------------------------
   Total fixed charges $  803  $  881  $ 1,204  $  998  $  949  $  807  $  732
                       =======================================================
Earnings available for
  fixed charges:
  Earnings(3)          $ (106) $ (315)  $ (323) $1,976  $  653  $2,132  $2,045
  Adjustment to reflect
    undistributed income
    from minority owned
    companies               -     (20)     (20)    (68)    (27)    (84)    (84)
  Add fixed charges before
    capitalized interest and
    preferred stock dividends
    of subsidiaries       763     831    1,146     935     894     757     732
                       -------------------------------------------------------
  Total earnings
    available for
    fixed charges      $  657  $  496  $   803  $2,843  $1,520  $2,805  $2,693
                       =======================================================
Ratio of earnings to
   fixed charges (1)(2)     *      **      ***    2.85    1.60    3.48    3.68
                       =======================================================

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

(3) Sum of "Income (Loss) before Income Taxes (Benefits), Equity Income (Loss), Minorities' Interests, Extraordinary Gain and Cumulative Effect of Change in Accounting Principle" and "Equity in Net Income of Unconsolidated Affiliates."

* Earnings for the nine months ended September 30, 2001 were inadequate to cover fixed charges. The coverage deficiency was $146 million.

**   Earnings for the nine months ended September 30, 2000 were inadequate to cover fixed charges.  The coverage deficiency was $385 million.

*** Earnings for the year ended December 31, 2000 were inadequate to cover fixed charges. The coverage deficiency was $401 million.